

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2013

Via E-mail
Martin Shkreli
Chief Executive Officer
Retrophin, Inc.
777 Third Avenue, 22nd Floor
New York, NY 10017

> **Re: Retrophin, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted September 16, 2013**
> **CIK No. 0001438533**

Dear Mr. Shkreli:

We have reviewed your amended confidential draft registration statement submitted on September 16, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1. Please submit all outstanding exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

2. Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act,

whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Form 8-K Item 4.02 filed September 16, 2013

4. We note your disclosure of errors found in your Form 10-K (FYE 12/31/12) filed on June 13, 2013 and the filing of Form 10-K Amendment 1 on September 16, 2013. Please provide disclosure of the errors and amendment in your next Form S-1 DRS amendment and state that similar corrections have been made in this filing.

Cover Page

5. We note your disclosure that your common stock is listed for quotation on the OTC Market under the symbol RTRX. Please specify the tier of the OTC Markets on which your common stock is listed (i.e., the OTCQB).

Overview, page 1

6. Please define the terms focal segmental glomerulosclerosis and pantothenate kinase-associated neurodegeneration.

Organizational Background, page 1

7. Please expand the discussion to indicate when and where former Retrophin was organized and the extent of its activities prior to the merger.

Implications of Being an Emerging Growth Company, page 2

8. Please reconcile the disclosure on this page with your disclosure on page 41 that you do plan to avail yourself of the extended transition period for complying with new or revised accounting standards provided in Section 7(a)(2)(B) of the Securities Act.

Risk Factors
"Product liability lawsuits against us could cause use to incur substantial liabilities…," page 5

9. Please quantify the dollar amount of your product liability insurance in this risk factor.

"We will need substantial additional funding and may be unable to raise capital…," page 6

10. We note your proposed acquisition of Transcept Pharmaceuticals. Please expand the discussion in this risk factor and where appropriate in the prospectus to address this

proposed expenditure and its impact on your proposed business, operations and financial condition. We may have additional comments.

"If we are unable to obtain and maintain patent protection…," page 8

11. We note you state that changes in the interpretations of patent laws "may diminish the value of our intellectual property or narrow the scope of our patent protection." Please identify any of your licensed or owned patents that may be vacated or adversely affected by the U.S. Supreme Court decision in *Association for Molecular Pathology v. Myriad Genetics, Inc.*

"Our future success depends on our ability to retain our chief executive officer…," page 15

12. Please disclose in this risk factor, if true, that you do not have an employment agreement with Mr. Shkreli and that he is employed by the company on an at-will basis.

"Initial results from pre-clinical and clinical studies…," page 18

13. Please define the term TAT-u-UTR the first time you use it.

Use of Proceeds, pages 32

14. To the extent that you have an intended use for the proceeds from an offering, Regulation S-K Item 504 requires disclosure of the approximate dollar amount intended to be used for such purpose. In this regard, we note your offer to acquire Transcept Pharmaceuticals. If you intend that proceeds from the warrant exercise will be used in connection with the Transcept transaction, please disclose that fact here, along with any other specific uses you may have in mind.

Liquidity and Capital Resources, pages 35-36

15. Please identify the pharmaceutical company that is a party to the August 2013 agreement for the product for Autism and Schizophrenia, disclose the upfront fee and status of product development, and file the agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K. Alternatively, please provide us with an analysis supporting your determination that the agreement is not material to the company.

16. We note your disclosure that in the second quarter of 2013, you, Mr. Shkreli, and a related third party became parties to a series of settlement agreements involving up to $2,286,511, and that, despite the third party's agreement to indemnify you, you have already paid $593,111 of the settlements in the second quarter on behalf of the third party and have outstanding liabilities of $1.69 million. Please expand the discussion to disclose the identities of all parties involved, the terms of the settlement, and the underlying subject matter and circumstances. Additionally, please file any related

settlement agreements as exhibits to your registration statement and describe all material terms of those agreement.

Plan of Operation, page 38

17. We note your expectation that you will spend approximately $14 to $16 million on clinical development and research and development activities and $5 to $6 million on general and administrative expenses. Please clarify the basis for these expectations.

Description of Business
General, pages 42-43

18. We note your reference here to a collaboration with St. Jude Children's Research Hospital to develop RE-024. If you have an agreement in place with St. Jude, please disclose so in this section, describe the agreement's material terms, and file it as an exhibit to your registration statement.

19. We note your disclosure on page 19 that you have filed and received clearance to begin a clinical study of RE-021 in FSGS. Please disclose the date the IND for RE-021 was filed and the identity of the filer.

20. We note your disclosure on page 43 that you believe "worldwide sales potential for Retrophin's development stage products could exceed $1 billion per year." In light of the early stage of development of your product candidates, the uncertainty surrounding the regulatory and approval process, competing products, if any, and the potential market, please delete this statement. Alternately, if you have a reasonable basis for this statement, please provide it.

21. We note you licensed RE-021 from Ligand Pharmaceuticals. Please state how and from whom you obtained RE-001 and RE-024. If the product candidates were licensed, please file the license agreements as exhibits and include a discussion of the material terms of any such agreements in the "Licenses and Royalties" section of the prospectus. We may have additional comments.

Our Strategy, page 43

22. Please describe the "commercial infrastructure" you refer to in the first bullet in this section.

23. Please explain how your specific capabilities are well suited to the orphan drug market and represent distinct competitive advantages.

24. Please specifically clarify in this section that while you may request orphan-drug status from the FDA for your product candidates, you do not currently have any orphan-drug designated product candidates and the FDA may deny your request for such designation.

Industry Analysis, page 44

25. We note your statement concerning the number of entities "pursuing the development of novel drugs that target the same diseases that we are seeking to treat." Please expand the discussion under "Competition" to identify the competing products and the stage of development of such products.

Competitive Strengths, page 44

26. In view of your recent formation and stage of operations, please expand the discussion in the second paragraph to provide additional information concerning the nature and extent of your expertise in drug technologies, your small molecule technologies, and corporate culture.

Research and Development Pipeline, pages 45-46

27. Please define the following terms or phrases and explain their significance:
   - Angiotensin receptor blocker;
   - Endothelin receptor antagonist;
   - Proteinuria;
   - Glomerulonephritis;
   - Coenzyme A and its relation to the downregulation of the enzyme pantothenate kinase; and
   - "Charge of the dianion" that is "masked" by pro-phosphates.

RE-021, page 45

28. Please expand the discussion to address your Phase 2 clinical studies demonstrating safety and efficacy, including the number and nature of any adverse reactions.

29. We note your disclosure that RE-021 acts as a selective ERA. Please clarify what advantages you believe your product candidate has in this respect given the number of ERAs that have failed in clinical trials according to your discussion on page 45.

Licenses and Royalties, page 49

30. Please expand your discussion of the Ligand license agreement to disclose all material terms, including the following:
   - the nature of any intellectual property transferred to you (e.g., patents);
   - the provisions of the agreement governing duration and termination;

- the applicable royalty rate you may pay based on net sales of any commercialized product under the agreement;

Additionally, please disclose how Bristol-Meyers Squibb is involved in the agreement and any separate obligations of the registrant to Bristol-Meyers.

31. We note that portions of Exhibit 10.3 have been redacted and some of the redacted information has been disclosed in the prospectus. We also note no request for confidential treatment for this exhibit has been submitted or granted. Please promptly file an application for confidential treatment for this exhibit or file an unredacted copy of the agreement as an exhibit. Also, please note that all outstanding issues on such application must be resolved prior to effectiveness of the registration statement.

Intellectual Property, page 49

32. Please clarify the following matters regarding your intellectual property in your disclosure:
    - the number of issued and pending patents covering RE-021, RE-024, and RE-001, respectively;
    - the expiration dates of the most significant patents in the RE-024 and RE-001 portfolios;
    - the type of patent protection (e.g., composition, method of use) covering each product candidate, including the issued patent covering RE-021 already discussed; and
    - the applicable jurisdictions covered by each patent.

Government Regulations
FDA Process, pages 52-53

33. Please explain the FDA's orphan products designation in this section, including its significance and the process by which the FDA may grant or deny orphan drug status.

Management, page 56

34. We note your disclosure on page 15 that Mr. Shkreli has "significant pharmaceutical industry experience." Please clarify what specific experience Mr. Shkreli has in the pharmaceutical industry in his management biography in this section. If Mr. Shkreli's experience is limited to investing in biopharmaceutical companies, please qualify your statement in the risk factor accordingly.

Executive Compensation, page 58

35. Please expand the narrative description to discuss the material factors necessary to an understanding of the information disclosed in the table. Specifically, please discuss all

material terms of the compensation arrangement with Mr. Shkreli, and separately describe the reasons for the amounts of Mr. Shkreli's 2012 bonus and stock awards. See Item 402(o) of Regulation S-K.

Principal and Selling Stockholders, pages 63-64

36. To the extent this information is not already provided for each listed entity, please disclose the natural person or persons with voting or investment control over the shares.

Unaudited Financial Statements
For the Six Months Ended June 30, 2013
Statement of Changes in Stockholders' Deficit, page F-4

37. Tell us how you computed the 2,585,583 number of "Shares outstanding at time of reverse merger date December 12, 2012" as shown on the statement.

Notes to Unaudited Financial Statements
Note 7. License Agreement, page F-10

38. It appears that through June 30, 2013, you have paid Ligand $4.1 million to date for the license rights to certain compounds. As none of these compounds represent products that could be submitted to FDA for approval, please tell us, citing specific authoritative literature, your basis for capitalizing a portion of the costs and expensing a portion.

Note 9. Related Party Transactions, page F-11

39. Disclose the nature of the relationships with each related party as required by ASC 850-10-50-1a.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Jim Peklenk at (202) 551-3661 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Stephenson at (202) 551-3192, John Krug at (202) 551-3862, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
Evan L. Greebel, Esq.
Katten Muchin Rosenman LLP